SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D. C.  20549
                                         SCHEDULE 13G
                         Under the Securities Exchange Act of 1934

                                              (Amendment No. 16)
                                                             --

Name of Issuer:     LONGS DRUG STORES CORPORATION

Title of Class of Securities:      Common Stock

CUSIP Number:     543162 10 1
	                 -----------

Check the following box if a fee is being paid with this statement [____]

    1.  Name of Reporting Person, S.S. or I.R.S. Identification No. of Above
        Person:

                   Vera M. Long S.S. No.: ###-##-####

    2.  Check the appropriate box if a Member of a Group (See Instructions).

                     Not Applicable.

                     a. ___________________

                     b. ___________________

    3.  SEC Use Only ____________________________________________

    4.  Citizenship or Place of Organization:   U.S.A.

        Number of Shares Beneficially Owned by Each Reporting Person With:

    5.  Sole Voting Power:	              442,714

    6.  Shared Voting Power:                -0-

    7.  Sole Dispositive Power:           442,714

    8.  Shared Dispositive Power:       1,500,000

    9.  Aggregate Amount Beneficially Owned b Each Reporting Person:

    10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) _______________________________________.

    11. Percent of Class Represented by Amount in Row 9:     9.97%

    12. Type of Reporting Person (See Instructions):   IN

                                      SCHEDULE 13G

Item 1(a)  Name of Issuer:  Longs Drug Stores Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

                          P.O. Box 5222
                          Walnut Creek, California 94596

Item 2(a)  Name of Person Filing:              Vera M. Long

Item 2(b)  Address of Principal Business Office:

                          P. O. Box 5222
                          Walnut Creek, California 94596

Item 2(c)  Citizenship:    U.S.A.

Item 2(d)  Title of Class of Securities:    Common Stock

Item 2(e)  CUSIP Number:    543162 10 1
                            -----------

Item 3     Not Applicatble.

Item 4     Ownership.

           (a)      Amount Beneficially Owned:     1,942,714

           (b)      Percent of Class:              9.97%

           (c)      Number of shares as to which such person has:

              (i)     sole power to vote or to direct the vote:

                                                   442,714

              (ii)    shared power to vote or to direct the vote:

                                                   -0-

              (iii)    sole power to dispose or to direct the disposition of:

                                                   442,714

              (iv)    shared power to dispose or to direct the disposition of:

                                                   1,500,000

Item 5        Not Applicable.

Item 6        Not Applicable.

Item 7        Not Applicable.

Item 8        Not Applicable.

Item 9        Not Applicable.

Item 10       Not Applicable.

    The Power of Attorney on file with the Commission dated February 9, 1979, appointing Robert M. Long Attorney in Fact for Vera M. Long for purposes of filing required by Section 13 and Section 16 of the Exchange Act of 1934, is hereby incorporated herein by reference.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 28, 1997
        --------------------------


Signature:     /s/ROBERT M. LONG
            ---------------------------------
               Vera M. Long by Robert M. Long
               Attorney in Fact